EXHIBIT 4.33

September 5, 2013

Ric Saalwachter

Managing Director

C&Co/PrinceRidge LLC

600 Travis Street, Suite 6950

Houston, TX 77002

RE: Engagement Agreement Dated June 1, 2012 (as amended November 14/12 and January 23/13)

Dear Mr. Saalwachter:

Pursuant to Section 4 of the above mentioned agreement and amendments thereto, kindly accept this correspondence as Notice of Termination of the agreement. This is primarily due to the long standing period of inactivity. Accordingly it is our understanding and belief that the termination will be effective on or about September 10, 2013 being the expiration of the 5 may period following this written notice.

We do appreciate the opportunity.

Let me know if you require anything further.

Thanking you,

Eagleford Energy Inc.

/s/ James Cassina

J.C. Cassina, President